Consolidated Financial Statements
December 31, 2008
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three outside directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommend the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, in accordance with Canadian generally accepted auditing standards, and expressed their opinion on the consolidated financial statements. Their examination included tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with Canadian generally accepted accounting principles. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

”Thomas C. Patton“(signed)	”Scott Hean“(signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

”Thomas C. Patton“(signed)	”Scott Hean“(signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Quaterra Resources Inc.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of

December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated March 24, 2009 expresses an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Quaterra Resources Inc.

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as of

December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006 and our report dated March 24, 2009 expresses an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, Canada
March 24, 2009

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

			December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents			$524,590	$3,389,900
Restricted cash	Note 5		56,028	-
Other receivables			152,375	268,869
Prepaid and deposits			165,389	62,854
Amount due from Joint Venture Partner	Note 7	(a)	88,110	581,124
			986,492	4,302,747
Prepaid and deposits			-	20,814
Equipment	Note 6		208,022	180,452
Mineral properties	Note 7		32,885,071	19,554,706
Reclamation bonds			317,704	139,492
			$34,397,289	$24,198,211

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities			$1,106,783	$1,079,779
Due to related parties	Note 10		49,178	86,391
Current portion of promissory note	Note 7	(h)	334,950	270,050
			1,490,911	1,436,220
Promissory note	Note 7	(h)	-	270,050
Liability component of convertible notes	Note 8		2,953,370	-
			4,444,281	1,706,270

Shareholders' Equity
Share capital	Note 9		48,318,994	36,875,448
Equity component of convertible notes	Note 8		259,164	-
Contributed surplus			10,002,333	7,409,795
Deficit			(28,627,483)	(21,793,302)
			29,953,008	22,491,941
			$34,397,289	$24,198,211

Nature of operations and going concern (Note 1) Commitments (Note 11)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
General Administrative Expenses
Administration	$247,110	$116,000	$60,000
Amortization	78,023	43,309	9,991
Consulting	783,750	472,356	105,815
Directors and officers fees	83,791	48,683	5,625
Investor relations and communications	427,497	324,214	160,380
Office and general	515,169	206,420	161,940
Professional fees	826,709	299,926	139,712
Regulatory fees and taxes	175,564	118,817	16,723
Salaries and benefits	449,549	263,544	60,984
Stock-based compensation (Note 9(c))	2,958,838	4,502,163	3,045,004
Transfer agent	38,790	28,857	15,567
Travel and promotion	152,297	167,998	71,679
Operating Expenses	(6,737,087)	(6,592,287)	(3,853,420)

Other
General exploration costs, net of recoveries	(633,741)	(229,334)	(185,526)
Foreign exchange gain (loss)	446,118	(778,126)	79,449
Interest income	55,555	248,684	85,988
Interest and financing costs	(33,752)	-	-
Joint venture administration fee (Note 7(a))	68,726	47,859	42,975
	(97,094)	(710,917)	22,886

Loss and comprehensive loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Loss per share - basic and diluted	$(0.08)	$(0.09)	$(0.05)

Weighted average number of shares outstanding	86,304,153	79,971,435	69,964,072

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
Operating Activities
Net loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)
Items not involving cash:
Amortization	78,023	43,309	9,991
Commitment to issue shares for services	15,000	-	-
Stock-based compensation	2,958,838	4,502,163	3,045,004
Shares issued for services	90,000	67,500	-
Interest accrued on convertible notes	24,208	-	-
Unrealized foreign exchange (gain) loss	(501,383)	757,604	(504)
	(4,169,495)	(1,932,628)	(776,043)
Changes in non-cash working capital
Accounts receivable	116,494	(212,277)	5,614
Prepaid and deposits	(81,721)	(13,182)	(70,486)
Accounts payable and accrued liabilities	63,103	83,377	(219,639)
Due to related parties	(37,213)	60,175	13,206
Cash used in operating activities	(4,108,832)	(2,014,535)	(1,047,348)

Financing Activities
Shares issued for cash, net of issue costs	10,972,246	6,881,465	11,715,138
Proceeds from convertible notes	3,188,326	-	-
Repayment of promissory note	(270,050)	-	-
Cash provided by financing activities	13,890,522	6,881,465	11,715,138

Investing Activities
Restricted cash	(56,028)	-	-
Expenditures on mineral properties	(13,366,464)	(9,132,683)	(3,335,212)
Due from Joint Venture partner	493,014	(467,694)	64,369
Purchase of equipment	(105,592)	(172,187)	(30,180)
Purchase of reclamation bonds	(178,212)	(59,594)	(40,837)
Cash used in investing activities	(13,213,283)	(9,832,158)	(3,341,860)
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash and cash equivalents, beginning of year	3,389,900	9,112,732	1,786,298
Cash and cash equivalents, end of year	$524,590	$3,389,900	$9,112,732
Supplemental cash flow information - Note 13

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2005	65,522,200	$15,172,975	$-	$1,013,998	$(10,659,564)	$5,527,409
Common shares issued for cash during the year:						-
Warrants and options exercised	6,643,281	2,582,171				2,582,171
Private placements,net of issue costs	5,247,855	8,640,370				8,640,370
Shares issued for mineral property acquisitions	400,000	606,000				606,000
Shares issued for finders' fees	291,484	510,097				510,097
Fair value of options and warrants exercised		349,445		(349,445)		-
Stock-based compensation				3,045,004		3,045,004
Net loss for the year					(3,830,534)	(3,830,534)
Balance at December 31, 2006	78,104,820	27,861,058	-	3,709,557	(14,490,098)	17,080,517
Common shares issued for cash during the year:
Warrants and options exercised	4,589,285	6,863,965				6,863,965
Shares issued for mineral property acquisitions	200,000	586,000				586,000
Alloted for mineral property acquisitions	250,000	695,000				695,000
Shares issued for services	22,900	67,500				67,500
Fair value of options and warrants exercised		801,925		(801,925)		-
Stock-based compensation				4,502,163		4,502,163
Net loss for the year					(7,303,204)	(7,303,204)
Balance at December 31, 2007	83,167,005	36,875,448	-	7,409,795	(21,793,302)	22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		-
Stock-based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	$48,318,994	$259,164	$10,002,333	$(28,627,483)	$29,953,008

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $6,834,181 for the year ended December 31, 2008 (2007 - $7,303,204, 2006 - $3,830,534). As at December 31, 2008, the Company had an accumulated deficit $28,627,483 (2007 - $21,793,302) with a working capital deficiency of $504,419.

The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain additional financing, management will be required to curtail the Company’s operations.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

These financial statements do not indicate any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and their basis of application is consistent with that of the previous year except as described in Note 3. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of the joint venture. The wholly- owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter-company accounts and transactions have been eliminated on consolidation.

Mineral Properties

The Company capitalizes all costs related to the acquisition and exploration of mineral properties on a property by property basis, net of recoveries until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related deferred costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related deferred costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Impairment of Long-Lived Assets

Long-lived assets, such as equipment and deferred exploration, are reviewed for impairment at each reporting period or more frequently as economic events indicate that the carrying amount of an asset may not be recoverable.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the deferred costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

Convertible Notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share incorporates the dilutive effect of options, warrants and similar instruments. As the effects of outstanding options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Financial Instruments

Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following amended and new Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncements:

  Section 1400 (amended) – General Standards of Financial Statement Disclosure

  Section 1535 - Capital Disclosure

  Section 3862 – Financial Instruments – Disclosure

  Section 3863 – Financial Instruments – Presentation

The amendments to Section 1400 were in connection with the requirements to assess and disclose an entity’s ability to continue as a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the company’s objectives, policies and procedures for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements and they do not have a material impact on the Company’s operations.

Recent Accounting Pronouncements

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. These standards are effective for the Company beginning January 1, 2009. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards

(“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents, and restricted cash as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Fair Value

As at December 31, 2008, the recorded amounts for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature.

The fair value of the Company’s promissory note approximates its carrying value. The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

As at December 31, 2008, the Company is exposed to currency risk as follows:

	US$	Peso
Cash	308,664	1,207,389
Restricted cash	46,000	-
Other receivable	249	1,158,753
Joint Venture due	72,340	-
Bonds	260,841	-
Accounts payable and accrued liabilities	-749,517	-
Promissory note	-275,000	-
Convertible notes	-2,410,347	-
Net foreign exposure	-2,746,770	2,366,142

Based on the above net foreign currency exposures as at December 31, 2008, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $407,490 in the Company’s loss; and b) the Mexican peso would result in a decrease/increase $1,850 in the Company’s loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company’s cash held in bank accounts earn interest at variable interest rates and the restricted cash is held in a guaranteed investment certificate (“GIC”). Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2008. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and

Poor’s and/or Moody’s rating of single A or better.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

5.	RESTRICTED CASH

The Company has US$46,000 ($56,028) (2007 - $nil) of cash on hand which is restricted as collateral for corporate credit cards with the Bank of Montreal. The US$46,000 was invested in a one-year GIC at an interest rate of 1.7% maturing June 12, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

6.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$23,249	$6,916	$16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for 2008 and 2007 were as follows:

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$2,956,192	$525,713	$185,344	$979,078	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	578,426	286,667	69,428	359,816	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	3,534,618	812,380	254,772	1,338,894	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Assays and surveys	89,906	226,481	-	45,677	700,550	183,892	127,130	38,930	1,412,566
Camp costs	19,963	45,951	3,504	99,797	226,979	11,807	5,924	8,274	422,199
Drilling services	351,521	676,870	-	2,086,088	2,081,016	36,549	-	-	5,232,044
Equipment rental	-	8,104	-	12,774	187,446	839	-	33	209,196
Exploration support	15,982	136,315	1,375	107,750	307,150	78,510	4,932	4,380	656,394
Field supplies	16,421	2,777	1,520	17,207	117,603	2,366	-	33,201	191,095
Geological services	33,869	24,516	3,321	860,505	1,146,140	191,304	258,363	75,728	2,593,746
Project management	91,204	147,262	9,089	90,845	93,749	3,913	1,362	26,707	464,131
Travel	2,878	20,547	55	41,054	37,875	12,679	2,766	2,888	120,742
Vehicle expenses	10,190	23,281	5,580	101,122	146,705	1,722	11,648	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	3,462,819	5,045,213	523,581	412,125	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	6,982,347	7,452,228	2,357,173	689,125	1,039,153	23,327,212
Total acquisition and exploration at December 31, 2008	$3,090,616	$2,029,387	$1,477,204	$10,516,965	$8,264,608	$2,611,945	$2,028,019	$2,866,327	$32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

		Mexico		United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2006	$1,244,464	$230,782	$71,696	$1,125,438	$170,324	$112,285	$-	$242,597	$3,197,586
Additions during the year	58,469	83,960	6,401	1,830,754	355,389	73,059	979,078	1,252,742	4,639,852
Balance, December 31, 2007	1,302,933	314,742	78,097	2,956,192	525,713	185,344	979,078	1,495,339	7,837,438

Exploration
Balance, December 31, 2006	656,291	8,820	462,590	1,079,859	80,591	1,625,551	-	744,544	4,658,246
Assays and surveys	14,190	81,847	65,393	24,379	298,485	82,958	-	26,824	594,076
Camp costs	7,014	17,820	17,223	90,757	101,672	9,137	25,610	1,230	270,463
Drilling services	328,429	-	552,764	1,143,327	1,138,897	-	-	-	3,163,417
Equipment rental	590	10,074	224	168	94,239	2,414	601	278	108,588
Exploration support	10,253	14,865	7,549	(37,441)	75,574	36,133	16,829	2,166	125,928
Field supplies	19,656	49,038	100,055	26,926	62,132	13,336	18,034	3,807	292,984
Geological services	21,995	48,429	45,332	968,200	376,295	48,525	196,410	55,025	1,760,211
Project management	37,001	113,188	84,855	157,701	101,871	5,564	-	4,951	505,131
Travel	3,860	8,672	10,076	12,502	34,367	9,141	3,810	515	82,943
Vehicle expenses	3,677	14,569	22,365	53,150	42,892	833	15,706	2,089	155,281
Additions during the year	446,665	358,502	905,836	2,439,669	2,326,424	208,041	277,000	96,885	7,059,022
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Total acquisition and exploration at December 31, 2007	$2,405,889	$682,064	$1,446,523	$6,475,720	$2,932,728	$2,018,936	$1,256,078	$2,336,768	$19,554,706

1) Other properties include Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner, Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of

US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the year ended December 31, 2008, the Company received US$1,234,230 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2008, $88,110 (2007 - $581,124) was due from Blackberry.

	(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

	(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to December 31, 2008, the Company had paid US$165,000 and issued 600,000 common shares. The Company is required to pay the following:

(i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued)
(ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued)
(iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued)
(iv) US$75,000 on or before September 6, 2008 (paid)
(v) US$135,000 on or before September 6, 2009
(vi) US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:
		(i)	An initial payment of US$20,000 (paid)
		(ii)	US$30,000 on or before August 10, 2007 (paid)
		(iii)	US$40,000 on or before August 10, 2008 (paid)
		(iv)	US$100,000 on or before August 10, 2009

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests.

	(e)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to December 31, 2008, the Company has paid US$210,000 and incurred US$500,000 in exploration expenditures by January 15, 2008 and may elect to acquire the property by making the following:

		(i)	US$10,000 upon execution (paid)
		(ii)	US$25,000 on or before January 15, 2006 (paid)
		(iii)	US$75,000 on or before January 15, 2007 (paid)
		(iv)	US$100,000 on or before January 15, 2008 (paid)
		(v)	US$125,000 on or before January 15, 2009 (US$65,200 was paid; the balance was renegotiated and due July 15, 2009)
		(vi)	US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

		(i)	Initial payment of US$12,000 (paid)
		(ii)	US$12,000 on or before November 19, 2008 (paid)
		(iii)	US$12,000 on or before November 19, 2009
		(iv)	US$12,000 on or before November 19, 2010
		(v)	US$12,000 on or before November 19, 2011
		(vi)	US$20,000 on or before November 19, 2012
		(vii)	US$20,000 on or before November 19, 2013
		(viii)	US$20,000 on or before November 19, 2014
		(ix)	US$20,000 on or before November 19, 2015
		(x)	US$20,000 on or before November 19, 2016
		(xi)	US$20,000 on or before November 19, 2017
		(xii)	US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

		(i)	3.0% on gold price less than US$400
		(ii)	3.5% on gold price between US$401 and US$500
		(iii)	4.0% on gold price between US$501 and US$600
		(iv)	5.0% on gold price above US$601

	(g)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period, which began on July 13, 2007, was extended up to June 17, 2009. Up to December 31, 2008, the Company had paid a US$175,000 non-refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$325,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties

		i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

			(i)	US$20,000 in September 30, 2008 (paid)
			(ii)	US$20,000 in September 30, 2009
			(iii)	US$20,000 in September 30, 2010
			(iv)	US$40,000 in September 30, 2011

		ii.	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

			(i)	Initial payment of US$50,000 (paid)
			(ii)	US$50,000 on or before March 27, 2008 (paid)
			(iii)	US$60,000 on or before March 27, 2009
			(iiii)	US$70,000 on or before March 27, 2010
			(iv)	US$150,000 on or before March 27, 2011
			(v)	US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5%.

		iii.	Willow Creek Molybdenum Prospect

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

			(i)	Initial payment of US$75,000 on October 11, 2008 (paid)
			(ii)	US$130,000 on October 11, 2009
			(iii)	US$150,000 on October 11, 2010
			(iv)	US$150,000 on October 11, 2011
			(v)	US$350,000 on October 11, 2012
			(vi)	US$750,000 October 11, 2013
			(vii)	US$1,000,000 October 11, 2014

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties (Continued)

		iv.	Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US$625,000 by November 6, 2011 as follows:

			(i)	Initial payment of US$15,000 (paid)
			(ii)	US$35,000 on or before November 6, 2008 (paid)
			(iii)	US$75,000 on or before November 6, 2009
			(iv)	US$150,000 on or before November 6, 2010
			(v)	US$350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

		v.	Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

			(i)	Initial payment of US$15,000 (paid)
			(ii)	US$20,000 on or before July 11, 2007 (paid)
			(iii)	US$25,000 on or before July 11, 2008 (paid)
			(iv)	US$30,000 on or before July 11, 2009
			(v)	US$35,000 on or before July 11, 2010
			(vi)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties (Continued)

		vi.	South West Tintic

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

			(i)	Initial payment of US$20,000 (paid)
			(ii)	US$20,000 on or before February 15, 2008 (paid)
			(iii)	US$20,000 on or before February 15, 2009 (paid)
			(iv)	US$40,000 on or before February 15, 2010
			(v)	US$50,000 on or before February 15, 2011
			(vi)	US$50,000 on or before February 15, 2012
			(vii)	US$100,000 on or before February 15, 2013
			(viii)	US$100,000 on or before February 15, 2014
			(ix)	US$100,000 on or before February 15, 2015
			(x)	US$250,000 on or before February 15, 2016
			(xi)	US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchase for US$1,000,000.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

			(i)	Initial payment of US$254,410 (paid)
			(ii)	US$5,000 deposit (paid)
			(iii)	US$275,000 promissory note on or before August 29, 2008 (paid)
			(iv)	US$275,000 promissory note on or before August 29, 2009

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. The remaining US$275,000 ($334,950) is due on August 29, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties (Continued)

		vii.	Wassuk Copper Project (formerly Majuba Hill)

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US$3,000,000 by December 10, 2015 as follows:

(i)	Initial payment of US$100,000 (paid)
(ii)	US$100,000 on or before December 10, 2008 (US$55,000 was paid; the balance was renegotiated and due June 30, 2009)
(iii)	US$100,000 on or before December 10, 2009
(iv)	US$250,000 on or before December 10, 2010
(v)	US$250,000 on or before December 10, 2011
(vi)	US$500,000 on or before December 10, 2012
(vii)	US$500,000 on or before December 10, 2013
(viii)	US$500,000 on or before December 10, 2014
(ix)	US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 cumulative in exploration expenditures by December 10, 2012. Should the Company incur less than US$1,000,000, the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

(i)	Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(j)	Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(k)	Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

8.	CONVERTIBLE NOTES

On November 27 and December 19, 2008, the Company closed the first and second tranches of a private placement of units, each unit comprising one convertible promissory note (“Notes”) and one common share purchase warrant for gross proceeds of US$2,619,673 ($3,188,326). The Notes bear interest at a rate of 10% per annum payable, maturing 24 months from date of issuance or upon conversion or redemption. The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal the US dollar equivalent to the market price for such shares on the date of such conversion.

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b) The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

As of December 31, 2008, 4,362,791 of the above warrants were issued of which 1,921,458 expire on November 27, 2010 and 2,441,333 expire on December 18, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

8.	CONVERTIBLE NOTES (Continued)

The net value assigned to the liability component on issuance was $2,929,161, calculated as the present value of the principal and interest payments using an effective interest rate of 15% is as follows:

December 31, 2008
Present value of convertible notes on issue	$2,929,161
Interest on debt	17,567
Additional debt accretion	6,642
Liability component of convertible notes	$2,953,370

Equity component of convertible notes	$259,164

9.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at price of US$3.20 per unit for total proceeds of US$11,144,000 ($10,969,875). Finders’ fees of US$546,000 ($555,319) were paid. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per common share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof, and in such case the warrants will expire on the thirtieth day after the date on which such notice is given.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred share issuance costs of $543,376, including 291,484 common shares issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,640,370 from the private placement.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

	(b)	Share Purchase Warrants

	December 31, 2008		December 31, 2007

		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of the year	-	$-	2,623,928	$2.25
Issued pursuant to
Private placement	1,741,250	$4.13	-	$-
Convertible notes	4,362,791	$0.91	-	$-
Cancelled or expired	-	$-	(143,143)	$2.25
Exercised	-	$-	(2,480,785)	$2.25
Outstanding, end of the year	6,104,041	$1.83	-	$-

(c)	Stock Options

As at December 31, 2008 and 2007, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	5,559,500	$1.99	5,427,000	$0.92
Granted	2,390,000	$3.31	2,261,000	$3.29
Exercised	(749,000)	$0.74	(2,108,500)	$0.84
Forfeited	-	$-	(20,000)	$3.33
Outstanding, end of year	7,200,500	$2.56	5,559,500	$1.99

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

The following summarizes information about the stock options outstanding and exercisable at December 31, 2008:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
95,000	$0.62	0.23	March 25, 2009	95,000	$0.62	0.23
285,200	$0.35	1.60	August 9, 2010	285,200	$0.35	1.60
200,000	$0.40	2.02	January 9, 2011	200,000	$0.40	2.02
125,000	$1.04	2.23	March 27, 2011	125,000	$1.04	2.23
75,000	$1.00	2.38	May 19, 2011	75,000	$1.00	2.38
100,000	$1.12	2.44	June 12, 2011	100,000	$1.12	2.44
1,439,300	$1.55	2.57	July 28, 2011	1,439,300	$1.55	2.57
100,000	$1.55	2.64	August 23, 2011	100,000	$1.55	2.64
100,000	$1.50	2.73	September 25, 2011	100,000	$1.50	2.73
100,000	$2.05	3.22	December 18, 2011	100,000	$2.05	3.22
75,000	$2.65	3.03	January 11, 2012	75,000	$2.65	3.03
25,000	$2.70	3.14	February 21, 2012	25,000	$2.70	3.14
2,011,000	$3.33	3.55	July 20, 2012	2,011,000	$3.33	3.55
80,000	$3.33	3.60	August 7, 2012	80,000	$3.33	3.60
200,000	$3.45	4.25	March 31, 2013	200,000	$3.45	4.25
2,190,000	$3.30	4.47	June 19, 2013	887,500	$3.30	4.47
7,200,500	$2.56	3.40		5,898,000	$2.40	3.40

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,
	2008	2007	2006
Risk-free interest rate	3.84%	4.57%	4.02%
Expected share price volatility	85.79%	89.42%	121.60%
Expected option life in years	3.0	3.0	3.5
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

The number of options issued and the fair value of options expensed included in the statements of operations are as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
	Number		Number		Number
	of Options	Stock-based	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation	Issued	Compensation

Consulting	975,000	$933,628	1,155,000	$2,260,416	1,315,000	$1,476,044
Directors and officers	1,095,000	1,606,898	855,000	1,745,631	725,000	749,697
Employees	320,000	418,312	251,000	496,116	870,000	819,263
Total	2,390,000	$2,958,838	2,261,000	$4,502,163	2,910,000	$3,045,004

10.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year ended December 31, 2008:

(a)

$573,833 service charges (2007 - $321,358, 2006 - $173,768) were paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services. As of December 31, 2008, $47,218 (2007 - $77,391) was still owing (Note 11 (b)).

	(b)	$69,958 consulting fees (2007 - $39,000, 2006 - $17,325) were paid to a company of which an officer is the principal.

	(c)	$18,802 legal fees (2007 - $11,202, 2006 - $nil) were paid to a law firm of which a director is the principal. As of December 31, 2008, $1,960 (2007 - $nil) was still owing.

	(d)	$32,500 investor relations (2007 - $28,500, 2006 - $17,500) were paid to a consulting firm of which a former officer is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

11.	COMMITMENTS

The Company has the following commitments in respect to mineral option payments, office leases and service agreements:

	Mineral	Office	Service
	Property - Cash	Lease (b)	Agreement
	(a)		(c)
				Total
Year ending December 31, 2009	$2,115,362	$183,777	$15,000	$2,314,139
Year ending December 31, 2010	3,741,696	150,000		3,891,696
Year ending December 31, 2011	1,360,506	150,000		1,510,506
Year ending December 31, 2012	1,479,870	75,000		1,554,870
Year ending December 31, 2013	1,760,010	-		1,760,010
Year ending December 31, 2014	2,064,510	-		2,064,510
Year ending December 31, 2015	1,090,110	-		1,090,110
Year ending December 31, 2016	420,210	-		420,210
Year ending December 31, 2017	420,210	-		420,210
Year ending December 31, 2018	127,890	-		127,890
	$14,580,374	$558,777	$15,000	$15,154,151

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 and 2010.

(b)	During 2007, the Company entered into a service agreement with Manex Resource Group

(“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 10(a)). The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

(c)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of December 31, 2008, $15,000 is to be paid in shares for services received from November to December 2008.

12.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activates.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

12.	CAPITAL MANAGEMENT (Continued)

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Cash Items
Interest received	$54,808	$263,818	$70,999
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-
Share issue costs	$555,319	$6,316	$61,524

Non-Cash Items
Mineral property expenditures included in accounts payable	$864,514	$900,613	$155,522
Non-cash share issue costs	$-	$-	$482,154
Shares issued for finders' fees	$-	$-	$510,097
Shares issued for mineral properties	$-	$1,281,000	$606,000

Cash and cash equivalents
Cash	$524,590	$2,411,052	$414,933
Term deposits and bankers acceptance	-	978,848	8,697,799
	$524,590	$3,389,900	$9,112,732

14.	INCOME TAXES

As at December 31, 2008, the Company has non-capital losses of approximately $6,790,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES (Continued)

2008

2009	$235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000
2027	1,985,000
2028	3,000,000

$6,790,000

In addition, the Company has tax losses of approximately $7,540,000 that may be applied against future taxable income in Mexico, which expire in stages over a 10-year period; and tax losses of approximately $2,200,000 that may be applied against future taxable income in the United States over a 20-year period.

The future benefits of these losses and deductions have not been recorded in the accounts as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2008	2007	2006
		(Note 18)	(Note 18)

Loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Statutory income tax rate	31%	34.12%	34.12%
Income tax benefit computed at statutory rates	$2,118,596	$2,491,853	$1,306,881
Foreign tax rates different from statutory rates	13,351	(5,780)	(97)
Exploration expense	530,356	(15,782)	(43,452)
Stock-based compensation	(917,240)	(1,536,138)	(1,038,955)
Share issuance costs	73,671	43,190	42,759
Other differences	25,743	(9,505)	(2,487)
Unrecognized tax losses	(1,844,477)	(967,838)	(264,649)

	$-	$-	$-

Significant components of the Company’s future income tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES (Continued)

	2008	2007	2006

Future income tax assets
Tax losses carried forward	$4,750,565	$6,629,549	$3,305,438
Book value over tax value of mineral properties	(1,057,787)	(3,155,277)	(1,026,786)
Tax value over book value of equipment	11,168	7,906	2,786
Share issuance costs	188,647	103,135	165,016
Future income tax assets	3,892,593	- 3,585,313	2,446,454
Valuation allowance for future income tax assets	(3,892,593)	(3,585,313)	(2,446,454)
Future income tax liabilities, net	$-	$-	$-

15.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non- current assets are distributed by geographic locations as follows:

	December 31, 2008				December 31, 2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$9,563	$-	$-	$9,563	$22,335	$-	$-	$22,335
Mexico	59,875	6,873,055	-	6,932,930	56,276	4,693,257	-	4,749,533
U.S.A	138,584	26,012,016	317,704	26,468,304	101,841	14,861,449	139,492	15,102,782
Total	$208,022	$32,885,071	$317,704	$33,410,797	$180,452	$19,554,706	$139,492	$19,874,650

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles generally accepted in the United States, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants would be allocated to a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP of the units issued. Accordingly, accretion expense would increase by $4,962.

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	December 31, 2008	December 31, 2007
Total Assets - Canadian GAAP	$34,397,289	$24,198,211
Expensed expenditures on mineral properties	(25,509,673)	(13,110,749)
Total Assets - US GAAP	$8,887,616	$11,087,462

Total Liabilities - Canadian GAAP	$4,444,281	$1,706,270
Liability component of convertible notes	(176,961)	-
Total Liabilities - US GAAP	4,267,320	1,706,270

Total Shareholders' Equity - Canadian GAAP	29,953,008	22,491,941
Equity component of convertible notes	181,923	-
Accretion expense on convertible notes	(4,962)	-
Expenditures on mineral properties	(25,509,673)	(13,110,749)
Total Shareholders' Equity - US GAAP	4,620,296	9,381,192
Total Liability and Shareholders' Equity - US GAAP	$8,887,616	$11,087,462

	Years ended December 31,
	2008	2007	2006
Loss for the year - Canadian GAAP	$(6,834,181)	$(7,303,204)	$(3,830,534)
Expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Accretion expense on convertible notes	(4,962)	-	-
Net loss for period - US GAAP	(19,238,067)	(15,217,588)	(6,476,885)
Deficit, beginning of year - US GAAP	(34,904,051)	(19,686,463)	(13,209,578)
Deficit, end of year - US GAAP	$(54,142,118)	$(34,904,051)	$(19,686,463)

Net loss per share - Canadian GAAP	$(0.08)	$(0.09)	$(0.05)
Net loss per share - US GAAP	$(0.22)	$(0.19)	$(0.09)
Weighted average number of share outstanding	86,304,153	79,971,435	69,964,072

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	Years ended December 31,
	2008	2007	2006
Operating activities - Canadian GAAP	$(4,108,832)	$(2,014,535)	$(1,047,348)
Adjustments for expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Cash used in operating actitivies - US GAAP	(16,507,756)	(9,928,919)	(3,693,699)

Investing activities - Canadian GAAP	(13,213,283)	(9,832,158)	(3,341,860)

Reclassification of expenditures on mineral properties	12,398,924	7,914,384	2,646,351
Cash used in investing actitivies - US GAAP	(814,359)	(1,917,774)	(695,509)
Cash provided by financing activities - Canadian & US
GAAP	13,890,522	6,881,465	11,715,138
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash, beginning of year	3,389,900	9,112,732	1,786,298
Cash, end of year - US GAAP	$524,590	$3,389,900	$9,112,732

Recent Accounting Pronouncements

(a)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. The Company does not expect any impact to its consolidated financial statements.

(b)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non- controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

(a)

On January 15, 2009, the Company closed its third tranche of a private placement of units, each unit comprising one convertible promissory note and one common share purchase warrant for additional proceeds of US$1,170,300. Accordingly, total proceeds from the offering were US$3,787,973 and a total of 6,313,291 warrants were issued (Note 8).

(b) US$230,200 property option payments were made for Willow Creek, MacArthur, South West Tintic, Yerington and Wassuk Copper.
(c) 10,000 options were cancelled and 20,000 options were exercised at a weighted average exercise price of $0.42.

18.	COMPARATIVE FIGURES

Certain of the 2007 and 2006 comparative figures have been reclassified to conform to the current year’s presentation.